Exhibit 99.2

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of July 14, 2025, is entered into by and between OFA Group, a Cayman Islands exempted company (the “Company”), and Atsion Opportunity Fund LLC – Series 1, a Delaware limited liability company (the “Investor”). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Purchase Agreement by and between the parties hereto, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”).

WHEREAS:

A. Upon the terms and subject to the conditions of the Purchase Agreement, (i) the Company has agreed to issue to the Investor, and the Investor has agreed to purchase, One Hundred Million Dollars ($100,000,000) (upon mutual agreement of the Company and the Investor the amount may be increased up to Two Hundred Million Dollars ($200,000,000)) of the Company’s ordinary shares, par value $0.001 per share (the “Ordinary Shares”), pursuant to the Purchase Agreement (such shares, the “Purchase Shares”), and (ii) the Company has agreed to issue to the Investor the Commitment Shares; and

B. To induce the Investor to enter into the Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act, and applicable state securities laws.

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investor hereby agree as follows:

1. DEFINITIONS.

For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Effectiveness Deadline” means, with respect to the Registration Statement filed hereunder, the 45th calendar day following the initial filing hereof, provided, however, in the event the Company is notified by the SEC that the Registration Statement will not be reviewed or is no longer subject to further review and comments, the Effectiveness Deadline as to such Registration Statement shall be the fifth business day following the date on which the Company is so notified if such date precedes the date required above, provided, further, that in the event the Company is notified by the SEC that the Registration Statement will be reviewed, the Effectiveness Deadline as to such Registration Statement will be the 90th calendar day following the initial filing.

(b) “Prospectus” means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

(c) “Register,” “Registered,” and “Registration” refer to a registration effected by preparing and filing one or more registration statements of the Company in compliance with the Securities Act and the declaration or ordering of effectiveness of such registration statement(s) by the SEC.

(d) “Registrable Securities” means the Purchase Shares that may from time to time be issued or issuable to the Investor under the Purchase Agreement, the Commitment Shares issued or issuable to the Investor, and any Ordinary Shares issued or issuable with respect to the Purchase Shares, the Commitment Shares or the Purchase Agreement as a result of any stock split, stock dividend, recapitalization, exchange or similar event.

(e) “Registration Statement” means one or more registration statements of the Company covering only the resale of the Registrable Securities, including for the avoidance of doubt, any New Registration Statement (as defined below).

2. REGISTRATION.

(a) Mandatory Registration. The Company shall file with the SEC, as soon as practicable, but in no case later than thirty (30) days following the Commencement Date, a Registration Statement covering the resale of the Registrable Securities in accordance with the terms of the Transaction Documents, and the Company shall use its best efforts to have Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the Effectiveness Deadline; provided, however, that the Company may delay filing or suspend the use of any Registration Statement if the Company determines, upon advice of legal counsel, that in order for the Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed. The Company shall permit the Investor to review and comment upon the final pre-filing draft version of the Registration Statement at least three (3) Business Days prior to its filing with the SEC and, with respect to information regarding the Investor or the transaction contemplated hereby, the Company shall not file the Registration Statement with the SEC in a form to which the Investor reasonably objects. The Investor shall furnish to the Company such information regarding itself, the Securities held by it and the intended method of distribution thereof, as shall be reasonably requested by the Company in connection with the preparation and filing of the Registration Statement, and shall otherwise cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of the Registration Statement with the SEC. By 9:30 am on the business day following the date of effectiveness, the Company shall file with the SEC in accordance with Rule 424 under the 1933 Act the final Prospectus to be used in connection with sales pursuant to such Registration Statement.

(b) Effectiveness. The Company shall use its commercially reasonable efforts to keep the Registration Statement effective under the Securities Act, and to keep the Registration Statement current and available for issuances and sales of all possible Registrable Securities by the Company to the Investor, and for the resale of all of the Registrable Securities by the Investor, at all times until the earliest of (i) the date on which the Investor shall have sold all the Registrable Securities and no Available Amount remains under the Purchase Agreement and (ii) the earlier of the termination of the Purchase Agreement and the Maturity Date. Without limiting the generality of the foregoing, during the Purchase Period, the Company shall (a) take all action reasonably necessary to cause the Ordinary Shares to continue to be Registered as a class of securities under Section 12(b) of the Exchange Act and shall not take any action or file any document (whether or not permitted by the Exchange Act) to terminate or suspend such registration and (b) file or furnish on or before their respective due dates all reports and other documents required to be filed or furnished by the Exchange Act, and shall not take any action or file any document to terminate or suspend its reporting and filing obligations under the Exchange Act. The Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Prospectus Amendments or Supplements. Except as provided in this Agreement and other than periodic and current reports required to be filed pursuant to the Exchange Act, the Company shall not file with the SEC any amendment to the Registration Statement that refers to the Investor, the Transaction Documents or the transactions contemplated thereby (including, without limitation, any prospectus supplement filed in connection with the transactions contemplated by the Transaction Documents), in each case with respect to which (a) the Investor shall not previously have been advised and afforded the opportunity to review and comment thereon at least three (3) Business Days prior to filing with the SEC, as the case may be, (b) the Company shall not have given due consideration to any comments thereon received from the Investor or its counsel, or (c) the Investor shall reasonably object, unless the Company reasonably has determined that it is necessary to amend the Registration Statement or make any supplement to the prospectus to comply with the Securities Act or any other applicable law or regulation, in which case (i) the Company shall promptly (but in no event later than twenty-four (24) hours) so inform the Investor, (ii) the Investor shall be provided with a reasonable opportunity to review and comment upon any disclosure referring to the Investor, the Transaction Documents or the transactions contemplated thereby, as applicable, and (iii) the Company shall expeditiously furnish to the Investor a copy thereof.

(d) Sufficient Number of Shares Registered. In the event the number of shares available under the Registration Statement at any time is insufficient to cover the Registrable Securities, the Company shall, to the extent necessary and permissible, amend the Registration Statement or file a new registration statement (“New Registration Statement”), so as to cover all of such Registrable Securities as soon as reasonably practicable, but in any event not later than ten (10) Business Days after the necessity therefor arises. The Company shall use its reasonable best efforts to have such amendment and/or New Registration Statement become effective as soon as reasonably practicable following the filing thereof. In addition, in the event the Company has filed a New Registration Statement that has been declared effective by the SEC, such New Registration Statement may replace the Registration Statement and cover the Registrable Securities upon the filing of a prospectus supplement relating thereto covering the Registrable Securities, provided the Investor and its counsel shall have had a reasonable opportunity to review and comment upon such prospectus supplement prior to its filing with the SEC.

(e) Offering. If the SEC seeks to characterize any offering pursuant to a Registration Statement filed pursuant to this Agreement as constituting an offering of securities that does not permit such Registration Statement to become effective, or if the Company is otherwise required by the Staff or the SEC to reduce the number of Registrable Securities included in such Registration Statement, then the Company shall reduce the number of Registrable Securities to be included in such Registration Statement until such time as the SEC shall so permit such Registration Statement to become effective. In the event of any reduction in Registrable Securities pursuant to this paragraph, the Company shall file one or more New Registration Statements as soon as reasonably practicable, but in any event not later than ten (10) Business Days after the necessity therefor arises, until such time as all Registrable Securities have been included in New Registration Statements that have been declared effective and the prospectuses contained therein are available for use by the Investor.

3. RELATED OBLIGATIONS.

With respect to the Registration Statement and whenever any Registrable Securities are to be Registered pursuant to Section 2 hereof, including on the Registration Statement or on any New Registration Statement, the Company shall use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

(a) Notifications. The Company will notify the Investor promptly of the time when any subsequent amendment to the Registration Statement or any New Registration Statement, other than documents incorporated by reference, has been filed with the SEC and/or has become effective or where a receipt has been issued therefor or any subsequent supplement to a prospectus relating to the Registrable Securities has been filed and of any request by the SEC for any amendment or supplement to the Registration Statement, any New Registration Statement or any prospectus or for additional information, in each case applicable to the Registrable Securities.

(b) Amendments. The Company will prepare and file with the SEC, promptly upon the Investor’s request, any amendments or supplements to the Registration Statement, any New Registration Statement or any prospectus, as applicable, that, in the reasonable opinion of the Investor and the Company, may be necessary or advisable in connection with any acquisition or sale of Registrable Securities by the Investor (provided, however, that the failure of the Investor to make such request shall not relieve the Company of any obligation or liability hereunder).

(c) Investor Review. The Company will not file any amendment or supplement to the Registration Statement, any New Registration Statement or any prospectus, other than documents incorporated by reference, relating to the Investor, the Registrable Securities or the transactions contemplated hereby unless (A) the Investor shall have been advised and afforded the opportunity to review and comment thereon at least two (2) Business Days prior to filing with the SEC, (B) the Company shall have given due consideration to any comments thereon received from the Investor or its counsel, and (C) the Investor has not reasonably objected thereto (provided, however, that the failure of the Investor to make such objection shall not relieve the Company of any obligation or liability hereunder), and the Company will furnish to the Investor at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Registration Statement or any prospectus, except for those documents available via EDGAR.

(d) Copies Available. The Company will furnish to the Investor and its counsel (at the expense of the Company) copies of the Registration Statement, the prospectus (including all documents incorporated by reference therein), any prospectus supplement, any New Registration Statement and all amendments and supplements to the Registration Statement, the prospectus or any New Registration Statement that are filed with the SEC during the Purchase Period (including all documents filed with or furnished to the SEC during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable upon the Investor’s request and in such quantities as the Investor may from time to time reasonably request and, at the Investor’s request, will also furnish copies of the prospectus to each exchange or market on which sales of the Registrable Securities may be made; provided, however, that the Company shall not be required to furnish any document (other than the prospectus) to the Investor to the extent such document is available on EDGAR.

(e) Qualification. The Company shall take all such action, if any, as is reasonably necessary in order to obtain an exemption for or to qualify (i) the issuance of the Commitment Shares and the sale of the Purchase Shares to the Investor under this Agreement and (ii) any subsequent resale of all Commitment Shares and all Purchase Shares by the Investor, in each case, under applicable securities or “Blue Sky” laws of the states of the United States in such states as is reasonably requested by the Investor during the Registration Period, and shall provide evidence of any such action so taken to the Investor. During the Registration Period, the Company shall promptly notify the Investor of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

(f) Notification of Stop Orders; Material Changes. The Company shall advise the Investor promptly (but in no event later than twenty-four (24) hours) and shall confirm such advice in writing, in each case: (i) of the Company’s receipt of notice of any request by the SEC or any other federal or state governmental authority for amendment of or a supplement to the Registration Statement or any prospectus or for any additional information; (ii) of the Company’s receipt of notice of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or prohibiting or suspending the use of the prospectus or prospectus supplement, or any New Registration Statement, or of the Company’s receipt of any notification of the suspension of qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or contemplated initiation of any proceeding for such purpose; and (iii) of the Company becoming aware of the happening of any event, which makes any statement of a material fact made in the Registration Statement or any prospectus untrue or which requires the making of any additions to or changes to the statements then made in the Registration Statement or any prospectus in order to state a material fact required by the Securities Act to be stated therein or necessary in order to make the statements then made therein (in the case of any prospectus, in light of the circumstances under which they were made) not misleading, or of the necessity to amend the Registration Statement or any prospectus to comply with the Securities Act or any other law. The Company shall not be required to disclose to the Investor the substance or specific reasons of any of the events set forth in clauses (i) through (iii) of the immediately preceding sentence, but rather, shall only be required to disclose that the event has occurred. If at any time the SEC, or any other federal or state governmental authority shall issue any stop order suspending the effectiveness of the Registration Statement or prohibiting or suspending the use of the prospectus or prospectus supplement, the Company shall use its reasonable best efforts to obtain the withdrawal of such order at the earliest practicable time. The Company shall furnish to the Investor, without charge, a copy of any correspondence from the SEC or the staff of the SEC, or any other federal or state governmental authority to the Company or its representatives relating to the Registration Statement, any New Registration Statement or any prospectus, or prospectus supplement as the case may be. The Company shall not deliver to the Investor any Regular Purchase Notice or Accelerated Purchase Notice, and the Investor shall not be obligated to purchase any Ordinary Shares under the Purchase Agreement, during the continuation or pendency of any of the foregoing events. If at any time the SEC shall issue any stop order suspending the effectiveness of the Registration Statement or prohibiting or suspending the use of the prospectus or any prospectus supplement, the Company shall use its reasonable best efforts to obtain the withdrawal of such order at the earliest practicable time. The Company shall furnish to the Investor, without charge, a copy of any correspondence from the SEC or the staff of the SEC to the Company or its representatives relating to the Registration Statement or the prospectus, as the case may be.

(g) Listing on the Principal Market. The Company shall promptly secure the listing, or conditional listing as applicable, of all of the Purchase Shares and Commitment Shares to be issued to the Investor hereunder on the Principal Market (subject to standard listing conditions, if any, for transactions of this nature and official notice of issuance) and upon each other national securities exchange or automated quotation system, if any, upon which the Ordinary Shares are then listed, and shall maintain, so long as any Ordinary Shares shall be so listed, such listing of all such Registrable Securities from time to time issuable hereunder. The Company shall use its commercially reasonable efforts to maintain the listing of the Ordinary Shares on the Principal Market and shall comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules and regulations of the Principal Market. The Company shall not take any action that would reasonably be expected to result in the delisting or suspension of the Ordinary Shares on the Principal Market. The Company shall promptly provide to the Investor copies of any notices it receives from any Person regarding the continued eligibility of the Ordinary Shares for listing on the Principal Market; provided, however, that the Company shall not provide the Investor copies of any such notice that the Company reasonably believes constitutes material non-public information and that the Company would not be required to publicly disclose such notice in any report or statement filed with the SEC under the Exchange Act (including on Form 6-K) or the Securities Act. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 3(g).

(h) Delivery of Shares. The Company shall cooperate with the Investor to facilitate the timely preparation and delivery of DWAC Shares (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to the Registration Statement or any New Registration Statement and enable such DWAC Shares to be in such denominations or amounts as the Investor may reasonably request and registered in such names as the Investor may request.

(i) Transfer Agent. The Company shall at all times maintain the services of the Transfer Agent with respect to its Ordinary Shares.

(j) Approvals. The Company shall use its reasonable best efforts to cause the Registrable Securities covered by any Registration Statement to be Registered with or approved by such other governmental agencies or authorities in the United States as may be necessary to consummate the disposition of such Registrable Securities.

(k) Confirmation of Effectiveness. If reasonably requested by the Investor at any time, the Company shall deliver to the Investor a written confirmation from Company’s counsel of whether or not the effectiveness of such Registration Statement has lapsed at any time for any reason (including, without limitation, the issuance of a stop order) and whether or not the Registration Statement is currently effective and available to the Company for sale of all of the Registrable Securities.

(l) Further Assurances. The Company agrees to take all other reasonable actions as necessary and reasonably requested by the Investor to expedite and facilitate disposition by the Investor of Registrable Securities pursuant to any Registration Statement.

(m) Suspension of Sales. The Investor agrees that, upon receipt of any notice from the Company of the existence of any suspension or stop order as set forth in Section 3(e) or 3(f), the Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities until the Investor’s receipt of the copies of a notice regarding the resolution or withdrawal of the suspension or stop order as contemplated by Section 3(e) or 3(f). Notwithstanding anything to the contrary, the Company shall cause its transfer agent to promptly deliver to the Investor DWAC Shares without any restrictive legend in accordance with the terms of the Purchase Agreement in connection with any sale of Registrable Securities with respect to which the Investor has entered into a contract for sale prior to the Investor’s receipt of a notice from the Company of the happening of any event of the kind described in Section 3(e) or 3(f) and for which the Investor has not yet settled.

4. OBLIGATIONS OF THE INVESTOR.

The Investor agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any amendments and supplements to any Registration Statement or New Registration Statement hereunder.

5. EXPENSES OF REGISTRATION.

All reasonable expenses of the company, except for sales or brokerage commissions and fees and disbursements of counsel for, and other expenses of, the investor, incurred in connection with registrations, filings, or qualifications under this agreement—including all registration, listing, and qualification fees, printing and accounting fees, and fees and disbursements of counsel for the company—shall be paid by the company.

6. liquidated damages.

(a) If the Company fails to (i) file a Registration Statement with the SEC within the time period specified in Section 2(a), (ii) cause the Registration Statement to be declared effective by the SEC within the time period specified in Section 2(a) (other than as a result of SEC comments as described in Section 2(e)), or (iii) maintain the effectiveness of the Registration Statement as required by this Agreement, then the Company shall pay to the Investor, as liquidated damages and not as a penalty, an amount equal to 0.025% of the Available Amount for each day during which such failure continues, up to a maximum aggregate amount of 0.05% of the Available Amount. The parties agree that the payment of such amounts shall constitute the Investor’s sole and exclusive remedy for such events, except for the right to seek specific performance or injunctive relief.

(b) Any liquidated damages payable under this Section 6 shall be paid in immediately available funds within five (5) Business Days after the end of each 10-day period during which such damages accrue. If the Company fails to pay any liquidated damages pursuant to this Section 6 in a timely manner, such unpaid amounts shall accrue interest at a rate of 5% per annum until paid in full.

(c) The parties acknowledge and agree that the amounts payable under this Section 6 represent a reasonable estimate of the damages that may be incurred by the Investor as a result of the Company’s failure to comply with its obligations under this Agreement, and do not constitute a penalty.

7. Indemnification.

(a) To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend the Investor, each Person, if any, who controls the Investor, the directors, officers, partners, employees, members, managers, agents, representatives of the Investor and each Person, if any, who controls the Investor within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable, documented and out-of-pocket expenses, attorneys’ fees, amounts paid in settlement (with the prior consent of the Company, such consent not to be unreasonably withheld) or reasonable and documented expenses, (collectively, “Claims”) reasonably incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency or body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in the Registration Statement, any New Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in the final prospectus or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to the Registration Statement or any New Registration Statement or (iv) any material violation by the Company of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, “Violations”). The Company shall reimburse each Indemnified Person promptly within thirty (30) days of receipt of written notice of such expenses, for any reasonable out-of-pocket legal fees or other reasonable and documented expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 7(a): (A) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by the Investor or such Indemnified Person expressly for use in connection with the preparation of the Registration Statement, any New Registration Statement, the prospectus or any such amendment thereof or supplement thereto; (B) with respect to any superseded prospectus, shall not inure to the benefit of any such Person from whom the Person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any other Indemnified Person) if the untrue statement or omission of material fact contained in the superseded prospectus was corrected in the revised prospectus, as then amended or supplemented, if such revised prospectus was timely made available by the Company pursuant to Section 3(c) or Section 3(d), and the Indemnified Person was promptly advised in writing not to use the incorrect prospectus prior to the use giving rise to a Violation; (C) shall not be available to the extent such Claim is based on a failure of the Investor to deliver, or to cause to be delivered, the prospectus made available by the Company, if such prospectus was theretofore made available by the Company pursuant to Section 3(c) or Section 3(d); and (D) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investor pursuant to Section 8 hereof.

(b) In connection with the Registration Statement, any New Registration Statement or prospectus, the Investor agrees to indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 7(a), the Company, each of its directors, officers, employees, representatives and agents and each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (collectively and together with an Indemnified Person, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent that such Violation occurs from the failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Company, if such prospectus was timely made available by the Company pursuant to Section 3(c) or Section 3(d) hereof; and, subject to Section 7(d) hereof, the Investor will reimburse any reasonable out-of-pocket legal or other documented expenses reasonably incurred by them in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 7(b) and the agreement with respect to contribution contained in Section 8 hereof shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Investor, which consent shall not be unreasonably withheld; provided, further, however, that the Investor shall be liable under this Section 7(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to the Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investor pursuant to Section 8 hereof.

(c) Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 7 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 7, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly notified, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be, and upon such notice, the indemnifying party shall not be liable to the Indemnified Person or Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Person or Indemnified Party in connection with the defense thereof; provided, however, that an Indemnified Person or Indemnified Party (together with all other Indemnified Persons and Indemnified Parties that may be represented without conflict by one counsel) shall have the right to retain its own counsel with the reasonable fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The Indemnified Party or Indemnified Person shall cooperate with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 7, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

(d) The indemnification required by this Section 7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, in each case, within thirty (30) days of receipt of written notice of such bills or expenses. Any Person receiving a payment pursuant to this Section 7 which person is later determined to not be entitled to such payment shall return such payment (including reimbursement of expenses) to the person making it.

(e) The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

8. CONTRIBUTION.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 7 hereof to the fullest extent permitted by law.

9. ASSIGNMENT OF REGISTRATION RIGHTS.

The Company shall not assign (except by merger) this Agreement or any rights or obligations hereunder without the prior written consent of the Investor . The Investor may not assign its rights under this Agreement without the prior written consent of the Company.

10. AMENDMENT OF REGISTRATION RIGHTS.

No provision of this Agreement may be amended or waived by the parties from and after the date hereof. Subject to the immediately preceding sentence, no provision of this Agreement may be (i) amended other than by a written instrument signed by both parties hereto or (ii) waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

11. MISCELLANEOUS.

(a) Notices. Any notices, consents or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by electronic message (provided the recipient responds to the message and confirmation of both electronic messages are kept on file by the sending party); or (iii) one (1) Business Day after timely deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The contact information for such communications shall be:

If to the Company:

OFA Group

609 Tai Nan West Street

Unit B, 16/F, Easy Tower

Cheung Sha Wan, Hong Kong

Telephone: +852 21370122

With a copy to (which shall not constitute notice or service of process):

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th floor

New York, NY 10105

Telephone: (212) 370-1300

Email: mbernstein@egsllp.com

Attention: Mathew Bernstein, Esq.

If to the Investor:

Atsion Asset Management

 35 Grove Street, 6E

New York, NY 10014

With a copy to (which shall not constitute notice or service of process):

Winston & Strawn LLP

800 Capitol St. STE 2400

Houston, TX 77002

Telephone: (713) 651-2600

E-mail: mblankenship@winston.com

Attention: Michael J. Blankenship, Esq.

or at such other address, e-mail address and/or to the attention of such other person as the recipient party has specified by written notice given to each other party at least one (1) Business Day prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) electronically generated by the sender’s electronic mail containing the time, date and recipient email address or (C) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of receipt in accordance with clause (i), (ii) or (iii) above, respectively. Any party to this Agreement may give any notice or other communication hereunder using any other means (including messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless it actually is received by the party for whom it is intended.

(b) No Waiver. No failure or delay in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

(c) Governing Law. The laws of the Cayman Islands shall govern all issues concerning the relative rights of the Company and its shareholders. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the Borough of Manhattan, in the State of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(d) Integration. This Agreement, the Purchase Agreement and the other Transaction Documents constitute the entire understanding among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the Purchase Agreement and the other Transaction Documents supersede all other prior oral or written agreements between the Investor, the Company, their affiliates and persons acting on their behalf with respect to the subject matter hereof and thereof.

(e) Successors and Assigns. Subject to the requirements of Section 9, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

(f) Headings. The headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(g) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf (or other electronic reproduction of a) signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

(h) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(i) Mutual Agreement. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

IN WITNESS WHEREOF, the Investor and the Company have caused this Agreement to be duly executed by the undersigned, as of the date first set forth above.

COMPANY:

OFA GROUP

By:	/s/ Li Hsien Wong
Name:	Li Hsien Wong
Title:	Chief Executive Officer

INVESTOR:

ATSION OPPORTUNITY FUND LLC – SERIES 1

By:	/s/ John Salemi
Name:	John Salemi
Title:	Authorized Signatory